SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2005
Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Embratel Holding Company

(Translation of registrant’s name into English)

Rua Regente Feijó, n° 166 — 16° andar, Sala 1687B
20.060-060 Rio de Janeiro — RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Report dated February 7, 2005

Embratel Participações S.A.

     We have prepared this report to provide our investors with disclosure regarding recent developments in our business, results of operation and financial condition for the year ended December 31, 2004.

     This report is hereby incorporated by reference in our amended registration statement on Form F-3 filed with the SEC on February 7, 2005.

FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see “Item 3. Key Information—Risk Factors” in our amended annual report on Form 20-F, filed with the Securities and Exchange Commission, or SEC, on June 9, 2004 (SEC File No. 1-4499).

RECENT DEVELOPMENTS

Changes in our Management and Board of Directors

     On February 3, 2005, José Formoso Martínez was appointed our vice president and was elected as vice-chairman of our board of directors.

Telmex Assets in Brazil—Net Serviços de Comunicação S.A.

     We have previously disclosed that our controlling shareholder Teléfonos de Mexico, S.A. de C.V., or Telmex, may offer us the opportunity to acquire one Brazilian investment it already owns and another Brazilian investment it has agreed to acquire. The two investments consist of a wholly-owned subsidiary called Telmex do Brasil Ltda., or Telmex do Brasil, and an interest in Net Serviços de Comunicação S.A., or Net. See our report on Form 6-K, furnished to the SEC on December 23, 2004.

     According to disclosures made by Telmex, Telmex expects to acquire a total direct and indirect equity interest of between 30% and 60% (calculated by multiplying the shares of Net to be owned by a special-purpose vehicle by Telmex’s percentage equity interest in the vehicle, and adding the shares Telmex will own directly in Net). Telmex has also stated that the total cost of its interest in Net will be between U.S.$250 million and U.S.$370 million, and that it expects that its cost and equity interest will fall at the high end of these ranges. Under current Brazilian law governing cable operators, because Telmex is not controlled by Brazilian persons, neither Telmex nor Embratel is permitted to control Net. Globo Comunicações e Participações S.A., Distel Holding S.A., and Roma Participações Ltda. (together, “Globo”) will own a majority of the voting interests in the special-purpose vehicle, which will own a majority of the voting shares of Net. Telmex has agreed that if Brazilian law changes to allow Telmex to own a controlling interest in Net, Telmex has the right to purchase from Globo an additional interest in the special-purpose vehicle to give Telmex control of 51% of the voting shares of Net, and Globo has the right to sell such interest to Telmex.

     No specific transaction between us and Telmex involving Telmex do Brasil or Net has yet been proposed, and Telmex is under no obligation to make these assets available. We believe there might be advantages because of the complementarity and possible synergies with our current business. We are also analyzing the possibility of technical and commercial arrangements we could conclude with Net that could provide some of the same advantages. If Telmex is prepared to convey these assets to us, such a transaction would present a number of important issues, including the transaction structure, the consideration, and the procedures to be followed to negotiate and approve the transaction while protecting the interests of our other shareholders. As a result, there can be no assurance as to whether any specific transaction will occur or, if it does occur, on what terms or on what timetable. If we do acquire one or both of these assets, it could have a material effect on our business prospects and our results of operations, including our future cash requirements.

UNAUDITED FOURTH QUARTER 2004 RESULTS

All financial figures are in reais and based on unaudited consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, “Brazilian Corporate Law”. The data for the year ended December 31, 2003 have been derived from our audited consolidated financial statements.

Highlights

•	Net revenues were R$1,859 million in the fourth quarter of 2004, an increase of 4.7 percent compared with the third quarter of 2004.

•	Long distance voice revenues (domestic and international) in the fourth quarter of 2004 were R$1.2 billion increasing 7.1 percent quarter-over-quarter.

•	Operating income before financial income rose to R$58 million in the fourth quarter of 2004 from an operating loss of R$43 million in the previous quarter of the same year.

Unaudited				% Var	% Var
R$ millions	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var
Net revenues	1,874.3	1,774.9	1,858.5	- 0.8%	4.7%	7,043.6	7,332.9	4.1%

Operating income before financial income	194.6	(43.4)	58.0	-70.2%	nm	630.2	227.7	-63.9%
Net income/(loss)	69.1	(66.6)	(213.1)	nm	219.9%	223.6	(339.3)	nm

Unaudited
Embratel Participações SA
Consolidated Income Statement - Corporate Law

	Quarter ending			Twelve months ending
R$ millions	Dec 31,03	Sep 30, 04	Dec 31, 04	Dec 31, 03	Dec 31, 04
Revenues
Gross revenues	2,464.3	2,338.8	2,461.5	9,177.2	9,687.4
Taxes & other deductions	(589.9)	(563.8)	(603.0)	(2,133.6)	(2,354.6)
Net revenues	1,874.3	1,774.9	1,858.5	7,043.6	7,332.9
Net voice revenues	1,306.2	1,124.3	1,204.3	4,908.3	4,781.7
Domestic long distance	1,094.3	948.8	1,001.5	4,051.7	4,012.8
International long distance	211.9	175.5	202.8	856.6	768.9
Net data communications	425.5	425.0	437.4	1,756.1	1,709.4
Local services	82.7	163.6	152.7	134.5	607.6
Other services	59.9	62.0	64.1	244.7	234.1

Cost of services	(1,000.3)	(1,000.7)	(986.7)	(3,737.3)	(4,017.5)

Selling expenses	(202.4)	(216.4)	(249.3)	(784.8)	(896.7)

G&A expenses	(204.2)	(229.1)	(103.8)	(813.5)	(886.4)

Other operating income/(expense)	14.8	(88.0)	(181.8)	74.9	(158.9)
Operating income before financial income	194.6	(43.4)	58.0	630.2	227.7
Financial income, monetary and exchange variation	47.7	18.8	301.2	139.9	521.9

Financial expense, monetary and exchange variation	(212.9)	(22.5)	(594.0)	(299.8)	(1,140.5)

Other non -operating income/(expense)	95.6	(5.8)	(33.3)	(70.4)	(43.3)
Extraordinary non -operating income — ILL	—	—	—	—	106.8
Net income/(loss) before tax and minority interest	125.0	(52.8)	(268.2)	399.9	(327.4)

Net income/(loss)	69.1	(66.6)	(213.1)	223.6	(339.3)

Unaudited
Embratel Participações SA
Consolidated Income Statement - Corporate Law

R$ millions	Dec 31, 03	Sep 30, 04	Dec 31, 04
Assets
Current assets	4,127.5	3,525.6	3,055.1
Noncurrent assets	1,603.2	1,432.6	1,553.1
Permanent assets	7,237.1	6,896.4	6,666.6
Total assets	12,967.8	11,854.6	11,274.8

Liabilities and shareholders’ equity
Current liabilities	3,966.2	4,194.6	4,636.4
Non-current liabilities	3,769.1	2,554.7	1,751.2
Deferred income	135.4	124.7	144.1
Minority interest position	222.4	241.7	216.7
Shareholders’ equity	4,874.8	4,738.9	4,526.4
Total liabilities and shareholders’ equity	12,967.8	11,854.6	11,274.8

Net Revenues

In the fourth quarter of 2004, net revenues were R$1,859 million, representing an increase of 4.7 percent compared to the third quarter of 2004. The reduction in local services revenues was offset by the growth in the data and long distance businesses. Net revenues declined 0.8 percent compared with the fourth quarter of 2003. This was due to the decrease in long distance revenues which offset the growth in both data and local services revenues. For the full year, net revenues totaled R$7.3 billion corresponding to an annual increase of 4.1 percent. This growth was mainly generated by local services.

Data Communications

Unaudited				% Var	% Var
R$ millions	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var
Net data communications	425.5	425.0	437.4	2.8%	2.9%	1,756.1	1,709.4	-2.7%

Unaudited				% Var	% Var
Thousands	4Q03	3Q04	4Q04	YoY	QoQ
64 Kbits Line Equivalents	643.8	815.4	1,000.8	55.4%	22.7%

In the fourth quarter of 2004, 185.4 thousand circuits (64 kbits line equivalent) were added, representing a 22.7 percent increase relative to the balance at the end of the third quarter of 2004. In December 2004, the company had in service 1 million 64 kbit line equivalent circuits to provide data services to business customers. This represented an increase of 55.4 percent compared to December 2003.

The company’s data communications revenues were R$437 million in the fourth quarter of 2004, representing a 2.9 percent increase compared with the third quarter of the same year. Over half of this increase resulted from higher wholesale revenues related to services provided to cellular companies. Core data business revenues also rose in the quarter due to new contracts. For the full year, data revenues declined 2.7 percent due to price reductions and reduced revenues from Internet service providers due to a downturn in their business.

Long Distance Voice Services

Unaudited				% Var	% Var
R$ millions	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var
Net voice revenues	1,306.2	1,124.3	1,204.3	-7.8%	7.1%	4,908.3	4,781.7	-2.6%
Domestic long distance	1,094.3	948.8	1,001.5	-8.5%	5.6%	4,051.7	4,012.8	-1.0%
International long distance	211.9	175.5	202.8	-4.3%	15.6%	856.6	768.9	-10.2%

Unaudited				% Var	% Var
Minutes millions	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var
Net voice traffic	3,899.8	3,381.5	3,514.8	-9.9%	3.9%	16,227.4	14,109.6	-13.1%
Domestic long distance	3,477.6	2,959.5	2,966.5	-14.7%	0.2%	14,549.8	12,385.8	-14.9%
International long distance	422.1	422.0	548.3	29.9%	29.9%	1,677.6	1,723.9	2.8%

     Domestic Long Distance

In the fourth quarter, domestic long distance traffic totaled 2,967 million minutes, which is flat when compared to the third quarter of 2004. Domestic long distance minutes were 14.7 percent lower compared with the same quarter of 2003. For the twelve months, domestic long distance minutes were 12,386 million, representing a decline of 14.9 percent against 2003.

Domestic long distance revenues were R$1.0 billion in the fourth quarter of 2004, an increase of 5.6 percent compared with the third quarter of 2004. This growth is explained by the slowdown in major traffic categories as well as to a 5.3 percent rate increase in the basic calling plan. Also, during the quarter, the company implemented an advertising campaign aiming to get closer to customers, introduced calling plans with greater price clarity and win-back programs.

Year-over-year and year-to-date domestic long distance revenues decreased 8.5 and 1.0 percent respectively, when compared with 2003. For the full year, long distance revenues totaled R$4.0 billion.

     International Long Distance

International long distance traffic surged in the fourth quarter to a total of 548 million minutes, an increase of 29.9 percent compared with both the third quarter of 2004 and the fourth quarter of 2003. In 2004, international long distance minutes totaled 1,724 million, a 2.8 percent increase compared with 2003.

International long distance revenues were R$203 million in the fourth quarter of 2004 compared with R$176 million in the third quarter of 2004. The revenue growth is associated with the increase in inbound traffic resulting from bilateral carrier agreements. Year-over-year, international long distance revenues decreased 4.3 percent.

For the full year, international revenues declined 10.2 percent and totaled R$769 million. The decrease is associated with the reduction in outbound traffic, lower rates, and the effect of the appreciation of the currency on inbound revenues.

Local Revenue

Unaudited				% Var	% Var
R$ millions	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var
Local services	82.7	163.6	152.7	84.7%	-6.7%	134.5	607.6	351.9%

In the company’s corporate customer business, Viplines sales and traffic continued to grow. On the other hand, the company’s effort to improve customer base quality at the Vésper level resulted in a slowdown in handsets sales and traffic. The company’s fourth quarter local revenues totaled R$153 million, a decrease of 6.7 percent compared with the third quarter of 2004.

For the full year, local revenues were R$608 million reflecting the growth in the company’s local business and the acquisition of Vésper.

Net Income (Loss)

Unaudited				% Var	% Var
R$ millions	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var
Net revenues	1,874.3	1,774.9	1,858.5	-0.8%	4.7%	7,043.6	7,332.9	4.1%

Costs and Expenses
Interconnection & facilities	(869.3)	(822.3)	(849.3)	-2.3%	3.3%	(3,234.0)	(3,362.5)	4.0%
Other cost of service	(130.9)	(178.4)	(137.4)	4.9%	-23.0%	(503.3)	(655.0)	30.1%
Selling expenses	(202.4)	(216.4)	(249.3)	23.2%	15.2%	(784.8)	(896.7)	14.3%
G&A expenses	(204.2)	(229.1)	(103.8)	-49.2%	-54.7%	(813.5)	(886.4)	9.0%
Other operating income/(expense)	14.8	(88.0)	(181.8)	nm	106.6%	74.9	(158.9)	nm

Depreciation and amortization	(287.8)	(284.2)	(278.9)	-3.1%	-1.9%	(1,152.8)	(1,145.7)	-0.6%
Operating income before financial income	194.6	(43.4)	58.0	-70.2%	nm	630.2	227.7	-63.9%

Financial income, monetary and exchange variation	47.7	18.8	301.2	531.3%	1,502.6%	139.9	521.9	273.2%
Financial expense, monetary and exchange variation	(212.9)	(22.5)	(594.0)	179.1%	2,544.7%	(299.8)	(1,140.5)	280.4%
Other non-operating income/(expense)	95.6	(5.8)	(33.3)	nm	477.5%	(70.4)	(43.3)	-38. 4%
Extraordinary non-operating income — ILL	—	—	—	nm	nm	—	106.8	nm
Net income/(loss)	69.1	(66.6)	(213.1)	nm	219.9%	223.6	(339.3)	nm

Local and long distance interconnection rates rose by 5.3 percent in November with the implementation of the second part of the IGP-DI base adjustment. Cost of services, excluding interconnection, decreased 23.0 percent quarter-over-quarter. This decline was attributed to a decrease of third party services and a lower level of handset sales.

Selling expenses rose to R$249 million in the fourth quarter of 2004 from R$216 million in the third quarter of 2004. This increase is explained by the increase of advertising campaigns and charges of R$95 million for provision for doubtful accounts, an increase of R$8 million compared to the third quarter of 2004.

General & administrative expenses were R$104 million in the fourth quarter, a decrease of 54.7 percent compared with the third quarter of 2004. The fourth quarter of 2004 included a reduction in employee profit sharing provision and decreases in expenses related to administrative and consulting services. Combined, the reductions in these two accounts totaled R$92 million compared with the third quarter of 2004.

Other operating expenses were R$182 million in the fourth quarter of 2004. This amount includes revenues (fixed-to-cellular long distance calls prior to the introduction of the per-call carrier codes) and liabilities recognized as a result of the agreement between Embratel and Brasil Telecom and Telemar. It also includes provisions of R$214 million for labor, civil and tax contingencies disclosed in prior periods. At year-end, the balance of probable contingencies was R$477 million compared to a balance of R$74 million at year-end 2003.

Also, as the result of the agreement between Embratel and Brasil Telecom and Telemar, the company recorded a net monetary correction loss of R$68 million associated with the revenues recognized and obligations paid. The net bottom-line impact of this agreement was a gain of R$21 million.

During the fourth quarter of 2004, the company recorded a financial charge of R$54 million related to monetary correction of its pension plan liability. The company also recorded a R$32 million impairment charge at Vésper reported under other non-operating income/expense.

The company registered a net loss of R$213 million in the fourth quarter of 2004 and a loss of R$339 million for the full year.

Financial Position

Cash position on December 31, 2004 was R$832 million. The company ended the quarter with total outstanding debt of R$3.4 billion and net debt of R$2.6 billion. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$2.1 billion.

During the quarter The company repaid approximately R$1.5 billion of debt principal. This debt was replaced by R$1.5 billion of new short-term, lower cost debt, of which R$1.0 billion is in the form of local commercial paper and the balance is in the form of bank loans. The objective of this change in debt profile was to reduce the overall cost of debt.

To continue the company’s financial restructuring, the company’s management proposed, and the Board of Directors approved, in general terms, a capital increase of US$700 million. The purpose of the capital increase, which is expected to be completed in the second quarter of 2005, is to strengthen the financial position of Embrapar and its subsidiaries in view of their funding requirements over the medium term. These include repaying maturing debt – including 35 percent of the US$275 million guaranteed notes, prepaying some higher-cost debt, and funding capital expenditures. A stronger balance sheet will also position the company to compete more effectively and to meet challenges and opportunities as they arise. The company also anticipates having the opportunity to acquire other Brazilian assets that its controlling shareholder already owns or is in the process of purchasing.

Capex

Total capital expenditures in the quarter were R$164 million. The breakdown is as follows: local infrastructure, access and services– 31.1 percent (including points of presence for interconnection and Vésper); data and Internet services – 26.0 percent; network infrastructure – 1.2 percent, others – 17.9 percent and Star One – 23.5 percent. Total capital expenditures in 2004 were R$579.6 million.

In 2005, the company expects to invest approximately R$1.4 billion for capex.

Changes in Balance Sheet Accounts

The variation in net accounts receivable, tax and contributions (assets and liabilities) legal deposits, and fixed assets and accounts payable are mainly related to the settlement of disputes between Embratel, Brasil Telecom and Telemar.

Unaudited
Embratel Participações SA

Consolidated Income Statement - Corporate Law

	Quarter ending						%		Twelve months ending				%
R$ millions	Dec 31, 03%		Sep 30, 04%		Dec 31, 04%		YoY	QoQ	Dec 31, 03%		Dec 31, 04%		YoY
Revenues
Gross revenues	2,464.3		2,338.8		2,461.5		-0.1%	5.2%	9,177.2		9,687.4		5.6%
Taxes & other deductions	(589.9)		(563.8)		(603.0)		2.2%	7.0%	(2,133.6)		(2,354.6)		10.4%
Net revenues	1,874.3	100.0%	1,774.9	100.0%	1,858.5	100.0%	-0.8%	4.7%	7,043.6	100.0%	7,332.9	100.0%	4.1%
Net voice revenues	1,306.2	69.7%	1,124.3	63.3%	1,204.3	64.8%	-7.8%	7.1%	4,908.3	69.7%	4,781.7	65.2%	-2.6%
Domestic long distance	1,094.3	58.4%	948.8	53.5%	1,001.5	53.9%	-8.5%	5.6%	4,051.7	57.5%	4,012.8	54.7%	-1.0%
International long distance	211.9	11.3%	175.5	9.9%	202.8	10.9%	-4.3%	15.6%	856.6	12.2%	768.9	10.5%	-10.2%
Net data communications	425.5	22.7%	425.0	23.9%	437.4	23.5%	2.8%	2.9%	1,756.1	24.9%	1,709.4	23.3%	-2.7%
Local services	82.7	4.4%	163.6	9.2%	152.7	8.2%	84.7%	- 6.7%	134.5	1.9%	607.6	8.3%	351.9%
Other services	59.9	3.2%	62.0	3.5%	64.1	3.4%	6.9%	3.3%	244.7	3.5%	234.1	3.2%	-4.3%

Net revenues	1,874.3	100.0%	1,774.9	100.0%	1,858.5	100.0%	-0.8%	4.7%	7,043.6	100.0%	7,332.9	100.0%	4.1%
Cost of services	(1,000.3)	- 53.4%	(1,000.7)	-56.4%	(986.7)	-53.1%	-1.4%	- 1.4%	(3,737.3)	-53.1%	(4,017.5)	-54.8%	7.5%

Interconnection & facilities	(869.3)	-46.4%	(822.3)	-46.3%	(849.3)	-45.7%	-2.3%	3.3%	(3,234.0)	-45.9%	(3,362.5)	-45.9%	4.0%
Personnel	(57.4)	-3.1%	(61.9)	-3.5%	(61.1)	-3.3%	6.3%	-1.4%	(214.8)	- 3.0%	(246.8)	-3.4%	14.9%
Third-party services	(55.9)	-3.0%	(47.6)	-2.7%	(57.1)	-3.1%	2.2%	20.1%	(222.6)	- 3.2%	(229.4)	-3.1%	3.1%
Other	(17.6)	-0.9%	(68.9)	-3.9%	(19.2)	-1.0%	9.0%	-72.2%	(65.9)	-0.9%	(178.8)	-2.4%	171.1%
Selling expenses	(202.4)	-10.8%	(216.4)	-12.2%	(249.3)	-13.4%	23.2%	15.2%	(784.8)	-11.1%	(896.7)	-12.2%	14.3%

Personnel	(64.5)	-3.4%	(74.7)	-4.2%	(72.5)	-3.9%	12.3%	-3.0%	(238.9)	- 3.4%	(278.6)	-3.8%	16.6%
Third-party services	(50.3)	-2.7%	(52.8)	-3.0%	(80.2)	-4.3%	59.7%	52.0%	(180.2)	- 2.6%	(244.2)	-3.3%	35.5%
Allowance for doubtful accounts	(81.9)	-4.4%	(86.9)	-4.9%	(95.2)	-5.1%	16.3%	9.5%	(353.1)	- 5.0%	(366.6)	-5.0%	3.8%
Other	(5.7)	-0.3%	(1.9)	-0.1%	(1.3)	-0.1%	-77.1%	-30.2%	(12.6)	-0.2%	(7.3)	-0.1%	-42.2%
G&A expenses	(204.2)	-10.9%	(229.1)	-12.9%	(103.8)	- 5.6%	- 49.2%	-54.7%	(813.5)	-11.5%	(886.4)	-12.1%	9.0%

Personnel & employee profit sharing	(50.7)	-2.7%	(60.2)	-3.4%	(31.7)	-1.7%	-37.6%	-47.4%	(191.3)	- 2.7%	(298.5)	-4.1%	56.0%
Third-party services	(123.8)	-6.6%	(117.8)	-6.6%	(54.3)	-2.9%	-56.1%	-53.9%	(500.5)	- 7.1%	(457.4)	-6.2%	-8.6%
Taxes	(17.7)	-0.9%	(49.6)	-2.8%	3.6	0.2%	nm	nm	(73.2)	-1.0%	(81.6)	-1.1%	11.5%
Other	(12.0)	-0.6%	(1.5)	-0.1%	(21.4)	-1.2%	78.8%	1292.6%	(48.5)	-0.7%	(48.9)	-0.7%	0.9%
Other operating income/(expense)	14.8	0.8%	(88.0)	-5.0%	(181.8)	- 9.8%	nm	106.6%	74.9	1.1%	(158.9)	- 2.2%	nm
Depreciation and amortization	(287.8)	-15.4%	(284.2)	-16.0%	(278.9)	-15.0%	-3.1%	-1.9%	(1,152.8)	-16.4%	(1,145.7)	-15.6%	-0.6%
Operating income before financial income	194.6	10.4%	(43.4)	-2.4%	58.0	3.1%	- 70.2%	nm	630.2	8.9%	227.7	3.1%	-63.9%
Financial income, monetary and exchange variation	47.7	2.5%	18.8	1.1%	301.2	16.2%	531.3%	1502.6%	139.9	2.0%	521.9	7.1%	273.2%

Financial income	61.7	3.3%	52.0	2.9%	60.9	3.3%	-1.3%	17.1%	244.2	3.5%	271.5	3.7%	11.2%
Monetary and exchange variation (income)	(14.0)	-0.7%	(33.2)	-1.9%	240.3	12.9%	nm	nm	(104.3)	-1.5%	250.4	3.4%	nm
Financial expense, monetary and exchange variation	(212.9)	-11.4%	(22.5)	-1.3%	(594.0)	-32.0%	179.1%	2544.7%	(299.8)	-4.3%	(1,140.5)	-15.6%	280.4%

Financial expense	(144.4)	-7.7%	(129.9)	-7.3%	(152.4)	-8.2%	5.5%	17.3%	(510.3)	- 7.2%	(589.6)	-8.0%	15.5%
Monetary and exchange variation (expense)	(68.5)	-3.7%	107.4	6.1%	(441.7)	-23.8%	544.9%	nm	210.6	3.0%	(550.9)	-7.5%	nm
Other non-operating income/(expense)	95.6	5.1%	(5.8)	-0.3%	(33.3)	-1.8%	nm	477.5%	(70.4)	-1.0%	(43.3)	-0.6%	-38.4%
Extraordinary non-operating income — ILL	—	0.0%	—	0.0%	—	0.0%	nm	nm	—	0.0%	106.8	1.5%	nm
Net income/(loss) before tax and minority interest	125.0	6.7%	(52.8)	-3.0%	(268.2)	-14.4%	nm	407.4%	399.9	5.7%	(327.4)	- 4.5%	nm

Income tax and social contribution	(41.8)	-2.2%	(4.1)	-0.2%	67.6	3.6%	nm	nm	(136.9)	-1.9%	25.4	0.3%	nm
Minority interest	(14.1)	-0.8%	(9.7)	-0.5%	(12.5)	-0.7%	-11.6%	29.5%	(39.4)	-0.6%	(37.2)	-0.5%	-5.4%
Net income/(loss)	69.1	3.7%	(66.6)	-3.8%	(213.1)	-11.5%	nm	219.9%	223.6	3.2%	(339.3)	- 4.6%	nm

End of period shares outstanding (Billions)	333.4		332.8		333.0				333.4		333.0
Earnings/(losses) per 1000 shares (R$)	0.2		(0.2)		(0.6)				0.7		(1.0)

Unaudited
Embratel Participações SA

Consolidated Income Statement- Corporate Law

	Quarter ending						%		Twelve months ending				%
R$ millions	Dec 31, 03%		Sep 30, 04%		Dec 31, 04%		YoY	QoQ	Dec 31, 03%		Dec 31, 04%		YoY
Revenues
Gross revenues	2,464.3		2,338.8		2,461.5		-0.1%	5.2%	9,177.2		9,687.4		5.6%
Taxes & other deductions	(589.9)		(563.8)		(603.0)		2.2%	7.0%	(2,133.6)		(2,354.6)		10.4%
Net revenues	1,874.3	100.0%	1,774.9	100.0%	1,858.5	100.0%	-0.8%	4.7%	7,043.6	100.0%	7,332.9	100.0%	4.1%

Interconnection & facilities	(869.3)	-46.4%	(822.3)	-46.3%	(849.3)	-45.7%	-2.3%	3.3%	(3,234.0)	-45.9%	(3,362.5)	-45.9%	4.0%
Personnel & employee profit sharing	(172.7)	-9.2%	(196.9)	-11.1%	(165.2)	-8.9%	-4.3%	-16.1%	(645.0)	-9.2%	(823.9)	-11.2%	27.7%
Third-party services	(229.9)	-12.3%	(218.2)	-12.3%	(191.7)	-10.3%	-16.6%	-12.1%	(903.2)	-12.8%	(931.0)	-12.7%	3.1%
Allowance for doubtful accounts	(81.9)	-4.4%	(86.9)	-4.9%	(95.2)	-5.1%	16.3%	9.5%	(353.1)	-5.0%	(366.6)	-5.0%	3.8%
Taxes	(17.7)	-0.9%	(49.6)	-2.8%	3.6	0.2%	nm	nm	(73.2)	-1.0%	(81.6)	-1.1%	11.5%
Other	(35.3)	-1.9%	(72.3)	-4.1%	(41.9)	-2.3%	18.8%	-42.0%	(127.0)	-1.8%	(235.0)	-3.2%	85.0%
Total operating costs / expenses	(1,406.8)	-75.1%	(1,446.1)	-81.5%	(1,339.8)	-72.1%	-4.8%	- 7.4%	(5,335.5)	-75.7%	(5,800.5)	- 79.1%	8.7%
Other operating income/(expense)	14.8	0.8%	(88.0)	-5.0%	(181.8)	-9.8%	nm	106.6%	74.9	1.1%	(158.9)	-2.2%	nm
Net income/(loss)	69.1	3.7%	(66.6)	-3.8%	(213.1)	-11.5%	nm	219.9%	223.6	3.2%	(339.3)	- 4.6%	nm

End of period shares outstanding (Billions)	333.4		332.8		333.0				333.4		333.0
Earnings/(losses) per 1000 shares (R$)	0.2		(0.2)		(0.6)				0.7		(1.0)

Unaudited
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ thousands	Dec 31, 2003	Sep 30, 2004	Dec 31, 2004
Assets
Cash and cash equivalents	1,719,496	803,740	832,028
Account receivables, net	1,672,037	1,567,421	1,428,059
Deferred and recoverable taxes (current)	465,719	847,640	387,572
Other current assets	270,277	306,784	407,419
Current assets	4,127,529	3,525,585	3,055,078
Deferred and recoverable taxes	1,151,696	973,405	1,306,320
Legal deposits	381,561	412,503	209,477
Other non-current assets	69,930	46,667	37,287
Noncurrent assets	1,603,187	1,432,575	1,553,084
Investments	39,888	40,202	1,594
Net property, plant & equipment	7,194,329	6,759,611	6,572,605
Deferred fixed assets	2,870	96,630	92,446
Permanent assets	7,237,087	6,896,443	6,666,645
Total assets	12,967,803	11,854,603	11,274,807

Liabilities and shareholders’s equity
Short term debt and current portion of long term debt	1,217,256	1,467,569	2,099,185
Accounts payable and accrued expenses	1,822,611	1,689,634	1,355,840
Taxes and contributions (current)	347,358	489,363	432,194
Dividends and interest on capital payable	95,386	12,357	12,352
Proposed dividends and interest on capital	18,858	—	23,242
Personnel, charges and social benefits	87,585	112,399	73,781
Employee profit sharing provision	52,107	33,330	33,190
Provision for contingencies	73,749	182,770	477,264
Actuarial liabilities - Telos (current)	64,442	69,407	68,342
Subsidiaries and associated companies	11,994	—	—
Other current liabilities	174,820	137,772	60,991
Current liabilities	3,966,166	4,194,601	4,636,381
Long term debt	3,373,341	2,177,565	1,330,621
Actuarial liabilities - Telos	328,803	319,723	370,764
Taxes and contributions	52,061	51,872	48,919
Other non-current liabilities	14,890	5,531	915
Non - current liabilities	3,769,095	2,554,691	1,751,219
Deferred income	135,358	124,653	144,134
Minority interest position	222,382	241,745	216,703
Paid-in capital	2,273,913	2,273,913	2,273,913
Income reserves	2,620,022	2,620,022	2,620,022
Treasury stock	(19,133)	(18,178)	(16,218)
Retained earnings	—	(136,844)	(351,347)
Shareholders’ equity	4,874,802	4,738,913	4,526,370
Total liabilities and shareholders’ equity	12,967,803	11,854,603	11,274,807

Total borrowed funds	4,590,597	3,645,134	3,429,806
Net debt	2,871,101	2,841,394	2,597,778
Net debt / shareholder’s equity	0.59	0.60	0.57

Unaudited

Embratel Participações SA

	Sep 30, 2004				Dec 31, 2004
	Amounts in		Average Cost		Amounts in		Average Cost
	R$ millions	%	of Debt	Maturity	R$ millions	%	of Debt	Maturity
Hedged and reais short term debt	1,269.9	86.5%	111.69% CDI	up to 1.0 year	1,524.9	72.6%	97.67% CDI	up to 1.0 year
Unhedged short term debt	197.6	13.5%	US$ + 4.83%	up to 1.0 year	574.3	27.4%	US$ + 3.51%	up to 1.0 year
Total short term debt	1,467.6	40.3%			2,099.2	61.2%

Hedged and reais long term debt	727.3	33.4%	89.41% CDI	up to 4.3 years	330.7	24.9%	70.95% CDI	up to 5.7 years
Unhedged long term debt	1,450.2	66.6%	US$ + 8.69%	up to 8.7 years	999.9	75.1%	US$ + 9.56%	up to 9.0 years
Total long term debt	2,177.6	59.7%			1,330.6	38.8%

Hedged and reais total debt	1,997.3	54.8%	103.58% CDI	up to 4.3 years	1,855.5	54.1%	92.91% CDI	up to 5.7 years
Unhedged total debt	1,647.9	45.2%	US$ + 8.23%	up to 8.7 years	1,574.3	45.9%	US$ + 7.35%	up to 9.0 years
Total debt	3,645.1	100.0%	US$ + 5.21%	up to 8.7 years	3,429.8	100.0%	US$ + 4.28%	up to 9.0 years

Unaudited

Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law

R$ thousands	3Q04	4Q04	2003	2004
Cash provided by operating activities
Net income/(loss) - cash flow	(66,609)	(213,060)	223,634	(339,256)
Depreciation and amortization	284,247	278,929	1,152,753	1,145,660
Exchange and monetary (gains)/losses	(225,873)	(158,788)	(636,851)	(172,713)
Swap hedge effects	110,008	81,031	410,283	172,968
Minority interest - cash flow	9,651	12,497	39,367	37,231
Loss/(gain) on permanent asset disposal	16,504	103,178	(28,858)	145,458
Goodwill write -off	—	—	101,489	—
Other operating activities	(6,612)	(6,612)	(36,448)	(27,943)
Changes in current and noncurrent assets and liabilities	194,592	180,936	(89,234)	97,830
Net cash provided by operating activities	315,908	278,111	1,136,135	1,059,235

Cash flow from investing activities
Additions to investments/goodwill	—	—	32	(807)
Additions to property, plant and equipment	(119,732)	(184,147)	(546,551)	(628,414)
Deferred fixed assets - cash flow	(64)	—	(2,870)	(100,429)
Investments sales	—	43,973	248,339	43,973
Net cash used in investing activities	(119,796)	(140,174)	(301,050)	(685,677)

Cash flow from financing activities
Loans obtained and repaid	(351,760)	(35,081)	(73,052)	(1,003,990)
Swap hedge settlement	(11,639)	(60,651)	132,888	(129,632)
Dividends paid	32	(14,301)	(30,897)	(116,177)
Other financing activities	2,175	384	(31,519)	(11,227)
Net cash used in financing activities	(361,192)	(109,649)	(2,580)	(1,261,026)

Increase in cash and cash equivalents	(165,080)	28,288	832,505	(887,468)
Cash and cash equivalents at beginning of period	968,820	803,740	886,991	1,719,496

Cash and cash equivalents at end of period	803,740	832,028	1,719,496	832,028

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPAÇÕES S.A.
Date: February 7, 2005	By:	/s/ Carlos Henrique Moreira
Carlos Henrique Moreira
President and Chief Executive Officer